UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023

Commission File Number 001-35463

Taro Pharmaceutical Industries Ltd.

(Translation of Registrant’s name into English)

14 Hakitor Street, Haifa Bay 2624761, Israel

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Potential Transaction with Controlling Shareholder

On May 26, 2023, at a meeting of the board of directors (the “Board”) of Taro Pharmaceutical Industries Ltd. (“Taro” or the “Company”), the Company’s controlling shareholder, Sun Pharmaceutical Industries Ltd. (“Sun”) informed the Board that it was considering to make a proposal to acquire all of the outstanding ordinary shares, par value 0.0001 New Israeli Shekels, per share, of the Company (“ordinary shares”), other than any shares already held by Sun or its affiliates. On May 26, 2023, Sun delivered a proposal letter to the Board that contained a non-binding indication of interest to acquire all of the outstanding ordinary shares, other than any shares already held by Sun or its affiliates, for a purchase price of US $38 per share, in cash (the “Proposal”). The Proposal indicated that the proposed purchase price per ordinary share represents a premium of 31.2% over the closing price of the ordinary shares on May 25, 2023, and a 41.5% premium over the average closing price of the ordinary shares over the 60 trading days preceding the date of the Board meeting.

In order to evaluate the Proposal, the Board has appointed a special committee of the Board, comprised of Linda Benshoshan, Dr. Robert Stein and Dov Pekelman, each of whom has been affirmatively determined by the Board to qualify as an independent director (under the criteria set forth in Section 303A.02 of the New York Stock Exchange (“NYSE”) listed company manual) and non-affiliated director (under the definition provided in the Israeli Companies Law, 5759-1999).

The consummation of a transaction based on the Proposal could result in, among other actions, a merger or other extraordinary transaction involving Taro, the delisting of the ordinary shares from the NYSE, and the termination of registration of the ordinary shares under Section 12(b) and/or 12(g) of the Securities Exchange Act of 1934, as amended.

At the current time, no assurance can be given as to whether there will be a definitive agreement reached with respect to the Proposal, the terms or conditions of any such agreement, or whether the proposed transaction will eventually be consummated.

A copy of the Proposal is furnished as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”), and is incorporated by reference herein.

Exhibits

Exhibit No.	Description
99.1	Proposal, dated May 26, 2023, presented by Sun Pharmaceutical Industries Ltd. to board of directors of Taro Pharmaceutical Industries Ltd. for potential transaction

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TARO PHARMACEUTICAL INDUSTRIES LTD.

By:	/s/ Uday Baldota
Name:	Uday Baldota
Title:	Chief Executive Officer
Date:	May 26, 2023